May 26, 2021 U.S. Securities and Exchange Commission	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney
Brian Cascio
Abby Adams
Laura Crotty

Re:	HCW Biologics Inc.
Draft Registration Statement on Form S-1
Submitted April 16, 2021
CIK No. 0001828673

Ladies and Gentlemen:

On behalf of HCW Biologics Inc. (“HCW” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2021 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Draft Registration Statement on Form S-1 General

Prospectus Summary

Overview

1.

We note your statement on pages 1, 78 and 95 that you will initiate your Phase 1b/2 trial” working with leading institutions affiliated with the National Cancer Institute.” Please revise your disclosure in each section to provide more detail regarding these relationships, including the

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names of the parties and a discussion of any contractual agreements in place. In addition, please provide the same level of disclosure in relation to your statements that you have “extensive relationships at NCI-Designated Comprehensive Cancer Centers that have high-interest in participating in [y]our clinical trials.”

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 1, 2, 80, 99 and 105 of the Registration Statement to clarify its working relationships with these institutions. The Company supplementally advises the Staff that it is actively working with seven leading National Cancer Institute-Designated Comprehensive Cancer Centers to, among other things, establish clinical development strategies for the Company’s drug product candidates and to refine study protocols for pancreatic, ovarian, breast, prostate and colorectal cancer trials. The related clinical trial agreements are not expected to be entered into prior to the acceptance of the investigator-initiated IND against breast, ovarian, prostate, and colorectal cancers by the FDA. As such, the Company believes it would be premature to name these institutions prior to entry into clinical trial agreements.

2.

Given your product candidates are at the preclinical stage of development, your belief that your approach has the potential to “fundamentally change” the treatment of age-related diseases and “to improve the efficacy and safety of chemotherapies for cancer” seems premature. Please either provide support for these statements or remove them from the prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 1, 2, 81, 99 and 101 of the Registration Statement to revise usage of “fundamentally change” as requested.

To support the statement “to improve the efficacy and safety of chemotherapies for cancer,” the Company supplementally advises the Staff that, as further explained below, the Company has demonstrated the role of its immunotherapeutic molecule, HCW9218, in eliminating TIS cells and reducing the SASP in tumors and normal tissues in multiple animal models. In addition, the Company has demonstrated that when HCW9218 is combined with checkpoint inhibitors, there is potential to achieve superior tumor growth control. The Company has concurrently submitted to the Staff under separate cover a scientific paper on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the use of the Staff in evaluating this support and requests that the Staff destroy this supplemental information upon completion of its review.

The Company employed HCW9218, comprised of TGF-ß receptor II and IL-15/IL-15 receptor α domain, in combination with docetaxel (DTX) in a syngeneic B16F10 murine melanoma model. DTX induced TIS B16F10 cells in vitro and in vivo and these TIS tumor cells can re-enter the cell cycle with greatly enhanced invasiveness and stemness characteristics. Similar results were seen with a xenograft human SW1990 pancreatic tumor model following treatment with gemcitabine plus nab-paclitaxel. TIS B16F10 and SW1990 cells were susceptible to HCW9218-activated natural killer cell cytotoxicity and HCW9218 treatment significantly enhanced anti-tumor chemotherapy activity in these models. HCW9218 treatment also increased CD8+ T cell infiltration into DTX-treated B16F10 tumors to potentiate the efficacy of anti-PD-L1 therapy. Collectively, the Company’s findings uncover a novel therapeutic strategy by targeting TIS cancer cells with an immunotherapeutic in tandem with immune checkpoint blockade. The Company is also submitting evidence that HCW9218 treatment was able to decrease TIS and lower SASP factors in normal tissues in tumor-bearing mice caused by off-target effects of chemotherapy. Thus, the Company believes HCW9218 has the potential to enhance the anti-tumor efficacy of chemotherapy while reducing its TIS-mediated adverse effects on normal tissues.

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3.

We note your statement on page 1 regarding your “focus on developing first-in-class immunotherapies” and additional “first-in-class” references elsewhere in the prospectus. Use of this term suggests your product candidate will be effective and is likely to be approved by the FDA. Please delete these references throughout your registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 1, 81, 99, 104 and F-7 of the Registration Statement as requested.

4.

In paragraph three, you disclose the investigator involved in the potential “investigator- sponsored investigational new drug (“IND”) [sic] will be submitted to study HCW9218 as an adjunct to chemotherapy in patients with solid tumors (breast, ovarian, prostate, and colorectal cancers).” Identify any agreements with the investigator and clarify any access you have to the data generated during the trial or whether you have any control over the trial.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on page 2 of the Registration Statement as requested. The Company further refers the Staff to its response to Comment 1 above.

5.

We note you describe yourself as a clinical-stage company, but in the second and third paragraphs you state that you are preparing your lead product candidate for clinical trials in the second half of 2021 and that both of your lead product candidates, HCW9218 and HCW9302, are preclinical. As the clinical-stage products to which you refer are those you have out-licensed to Wugen, HCW9201 and HCW9206, revise to remove them from your pipeline table. We note that “Wugen will fund all future clinical development and commercialization activities for any indications utilizing the licensed molecules cell therapy as covered by the license,” as disclosed on page 106. Please also revise your references to the company as a “clinical stage” company to more accurately characterize it as a “preclinical stage” company.

Response: While the Company acknowledges that it has out-licensed its molecules (HCW9201 and HCW9206) that are in the clinical stage, the Company respectfully submits that it is a clinical stage company due to its involvement in the clinical development of these molecules. In this regard, the Company’s license agreement with Wugen provides that the Company and Wugen are close partners in the development of HCW9201 and HCW9206 for the ex-vivo generation of memory-like natural killer cells for cancer treatment, making the agreement more like a collaboration agreement than a typical out-license arrangement.

By way of background, the Company’s relationship with Wugen is structured with the following attributes:

•	The current trial strategies for Acute Myeloid Leukemia (AML) were initially developed by the Company and Washington University in St. Louis (“WashU”), Wugen’s lead clinical site.

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Both phase 2 clinical trials for AML are currently taking place under an amendment to an IND application submitted by WashU many years ago. The Company will have access to all of the clinical data from these and other clinical studies performed using the licensed molecules. This data will be used by the Company to inform its future development of HCW9201 and HCW9206 for applications based on rights not transferred to Wugen under the terms of the license. The Company refers the Staff to its response to Comment 14 below for further discussion of rights not granted to Wugen under the terms of its license with the Company.

•

As the inventor of HCW9201 and HCW9206, the Company possesses the R&D know-how necessary to continue the clinical development of these molecules. Until commercialization begins, the Company will participate in the R&D of the licensed molecules providing its expertise. In addition, the Company continues to provide the proprietary process required for cGMP manufacturing for the licensed molecules, supported by quality control, quality assurance, drug product stability assessment, and Drug Master File submissions to the FDA. The Company will remain involved in the development of the licensed molecules through the Company’s participation on a Joint Steering Committee. Under the terms of the license agreement with Wugen, the Joint Steering Committee influences the clinical design, drug development strategies, and indications for the licensed molecules as well as receives updates of the status and results of on-going clinical studies.

As further evidence of the Company’s on-going involvement in the development of the molecules under clinical trials, the Company supplementally advises the Staff that has co-authored a paper with Dr. Todd Fehniger on HCW9201, which was recently accepted by a peer-reviewed scientific publication, the AACR Journal Cancer Immunology Research. The paper describes the Company’s proprietary platform technology and characterization of the HCW9201 and its related molecules for cancer therapy. The Company has concurrently submitted to the Staff under separate cover a copy of this paper on a supplemental basis pursuant to Rule 418(b) as promulgated under the Securities Act for the use of the Staff in evaluating its claims as a clinical stage company and requests that the Staff destroy this supplemental information upon completion of its review.

6.	Please revise the pipeline table to remove the “lead op” column.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the pipeline table on pages 3 and 106 of the Registration Statement as requested.

7.

In the Summary, you disclose the potential timing of clinical trials without addressing whether you have submitted any INDs. Revise the summary to clarify when you plan to submit an IND for HCW9218 for pancreatic cancer. In this regard, we note the disclosure on page 100 that you plan to do so in the second quarter of 2021. To the extent this IND will only address pancreatic cancer, as disclosed on page 104, revise page 100 (which includes additional indications) to clarify. Please also clarify if you have submitted an IND for HCW9302, or if not, when you plan to do so.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 2 and 104 of the Registration Statement as requested.

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8.

On page 13 you disclose you “experienced delays in the development of HCW9218 as a result of the ongoing pandemic, including delays with certain third party vendors.” Please revise to explain the nature of those delays and the degree to which they have resolved. Also clarify in what way you “expect your clinical development program timelines may continue to be negatively affected by COVID-19” more specifically than the list of potential issues in the risk factor, given that you have experienced delays thus far and potentially continue to do so. Finally, as it has been over one year since the pandemic began, revise this risk factor to reflect current information. For example, uncertainty based on “the ultimate geographic spread of the disease” is outdated.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 15-16 of the Registration Statement as requested.

Risks Related to Our Dependence on Third Parties, page 42

9.

Please disclose the third-party manufacturer you rely on to produce your drug product candidates, as discussed on page 45. Refer to Item 101(h)(4)(v) of Regulation S-K. As it appears you are substantially dependent on this supplier, file the agreement with this manufacturer as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or explain why such filing is not required.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on page 111 of the Registration Statement and has filed the Master Services Agreement as an exhibit to the Registration Statement as requested.

Risks Related to Ownership of our Common Stock, page 59

10.

Please revise this risk factor on page 66-67 to disclose that there is a risk that your exclusive forum provisions may result in increased costs for investors to bring a claim, and that the provisions may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 68-69 of the Registration Statement as requested.

Use of Proceeds, Page 72

11.

You disclose one amount of funds to “advance the development” of both your lead product candidates together, specifying some uses of those funds for HCW9218. Please revise your disclosure to quantify the amount of proceeds you expect to use to fund each of your product candidates and indicate how far it will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization foreach product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on page 74 of the Registration Statement as requested.

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Critical Accounting Policies, Significant Judgements and Estimates

Determination of Fair Value of Common Stock, page 92

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Commission that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its common stock and the reasons for the differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price.

Intellectual Property, page 107

13.

Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents out-licensed to third parties. In this regard it may be useful to provide tabular disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 112-113 of the Registration Statement to clarify the Company’s internally-developed intellectual property portfolio as requested.

License Agreements, page 109

14.

We note the following statement on page 110: “We retained all other rights and use of the licensed molecules not granted under the Wugen License, including regulatory T cell-based cellular therapy, injectable rights, and manufacturing rights.” Please revise this disclosure to clarify what aspect of the technology was out-licensed. In addition, we note the termination of the Wugen license agreement is tied to the last-to-expire valid patent claim. Please either disclose the out-licensed patent expiration here or in the Intellectual Property section immediately preceding the license discussion.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on page 115 of the Registration Statement to clarify which rights were not transferred to Wugen pursuant to the license agreement as requested.

Executive Compensation

Employment, Severance, and Change of Control Agreements, page 135

15.

We note your statement on page 135 that you have no offer letter or employment agreement with Dr. Hing Wong. However, the exhibit index lists exhibit 10.6 as an offer letter between Hing C. Wong and the registrant. Please reconcile.

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Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on page 141 of the Registration Statement to reflect its intention to enter into an offer letter with Hing C. Wong prior to completion of the IPO. The Company will file the offer letter with Dr. Wong and disclose its material terms when it becomes available.

Principal Stockholders, page 149

16.	Please revise the footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholders.

Response: The Company acknowledges the Staff’s comment and advises the Commission that it has revised the disclosure on pages 155-156 of the Registration Statement as requested.

Exhibits

17.	We note that you have agreed to issue warrants to Kingswood Capital Markets upon the closing of the offering. Please file the warrant agreement as an exhibit.

Response: The Company acknowledges the Staff’s comment and advises the Commission that the Company no longer intends to issue warrants to Kingswood Capital Markets, division of Benchmark Investments, Inc. upon the closing of the offering. The Company has revised the disclosure on the cover, as well as on pages 158 and 169 of the Registration Statement accordingly.

General

18.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to HCW Biologics Inc. potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

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If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.

Sincerely,

/s/ William L. Hughes, Esq.
William L. Hughes, Esq.

cc:	Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP

Richard A. Friedman, Esq., Sheppard Mullin, LLP

Stephen A. Cohen, Esq., Sheppard Mullin, LLP

Hing C. Wong, HCW Biologics Inc.

Rebecca Byam, HCW Biologics Inc.

Nicole Valdivieso, HCW Biologics Inc.